UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Canadian National Railway Company
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

136375102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Melinda French Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,150,618
	6	SHARED VOTING POWER 54,826,786
	7	SOLE DISPOSITIVE POWER 10,150,618
	8	SHARED DISPOSITIVE POWER 54,826,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,977,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13G	Page 3 of 6

Item 1.	(a) Name of Issuer

Canadian National Railway Company (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

935 De La Gauchetiere Street West
Montreal, Quebec
Canada, H3B 2M9

Item 2.	(a) Name of Person Filing

This statement is being filed by Melinda French Gates.

(b) Address of Principal Business Office or, if none, Residence

500 Fifth Avenue North, Seattle, Washington 98109.

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common Shares, no par value

(e) CUSIP No.

136375102

CUSIP No. 136375102	SCHEDULE 13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable;

CUSIP No. 136375102	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership

(a) Amount Beneficially Owned: See Row 9 of the cover sheet.

(b) Percent of Class: See Row 11 of the cover sheet.

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: See Row 5 of the cover sheet.

(ii)  Shared power to vote or to direct the vote: See Row 6 of the cover sheet.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover sheet.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of the cover sheet.

Shares over which Ms. French Gates exercises sole power includes Common Shares held directly by Ms. French Gates and through accounts for which Ms. French Gates may be deemed to have sole beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934,as amended.

Shares over which Ms. French Gates exercises shared power includes Common Shares held directly by the Bill & Melinda Gates Foundation Trust, of which Ms. French Gates is Co-Trustee. As a result, she may be deemed to share beneficial ownership of such shares.

Percentage beneficial ownership is based on 643,833,245 Common Shares outstanding as of December 31, 2023, as reported by the Issuer on its Form 40-F filed on January 31, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 136375102	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2024

MELINDA FRENCH GATES

By:	/s/ John K. Sage
	Name:	John K. Sage (1)
	Title:	Attorney-in-fact

(1)	Duly authorized under Power of Attorney by and on behalf of Melinda French Gates, previously filed as Exhibit 99.1 to Amendment No. 1 to this Schedule 13G, filed on February 13, 2023.